

SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARCARE PRO INC.

Simpson & Simpson Accounting, LLC
Independent Accountant's Review Report

Financial Statements for the
Period Ended June 30, 2023



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
CarCare Pro, Inc.
Marietta, Georgia

We have reviewed the accompanying financial statements of CarCare Pro, Inc. (the "Company,"), which comprise the balance sheet as of June 30, 2023, and the related statement of operations, statement of shareholders' equity (deficit) and comprehensive income (loss), and statement of cash flows for the six months ended June 30, 2023. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Simpson & Simpson Accounting

Simpson & Simpson Accounting, LLC
CPA Firm
August 19, 2023
Woodstock, Georgia



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARCARE PRO, INC.
BALANCE SHEET
AS OF JUNE 30, 2023

ASSETS

Current assets:	$	923
Cash and cash equivalents	$	923
Total current assets		
Intangible assets – Software Right of Use	$	750,000
Total assets	$	750,923

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:		
Current portion of long-term debt	$	0
Accounts Payable and other current liabilities		989
Other Current Liabilities – Credit Card		8,174
Total current liabilities		9,163
Total current liabilities		
Long-term Liability – Software Right of Use Offset		750,000
Total liabilities	$	759,163

Stockholders' equity (deficit):		
Common stock, 10,000,000 shares authorized, 8,000,000 issued	$	800
Paid-In Capital Contributions		7,700
Retained Earnings		0
Net Income (Loss)		(16,740)
Total stockholder's equity (deficit)		(8,240)
Total liabilities and stockholders' deficit	$	750,923



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARCARE PRO, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED JUNE 30, 2023

Revenues	$ 0
Cost of Sales	7,200
Gross Profit	(7,200)
Operating expenses:	
Professional Services	7,728
General and administrative	1,812
Total operating expenses	9,540
Income (loss) from operations	$ (16,740)
Net income (loss)	$ (16,740)



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARCARE PRO, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)
FOR THE PERIOD ENDED JUNE 30, 2023

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Stockholder's Equity (Deficit)
	Shares	Amount				
Balance, January 1, 2023	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issued Common Stock (Par value $00.001)	8,000,000	800				800
Authorized, not Issued	2,000,000	0				0
Paid-In Capital Contributions			7,700			7,700
Balance, June 30, 2023	10,000,000	800	7,700	0	0	8,500
Net income (loss)				(16,740)		(16,740)
Balance, June 30, 2023	10,000,000	$ 800	$ 7,700	$ (16,740)	$ 0	$ (8,240)



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARCARE PRO, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JUNE 30, 2023

	Period Ended June 30, 2023
Cash flows from operating activities	
Net income (loss)	$ (16,740)
Adjustments to reconcile net income to net cash provided by operations:	
Accounts Payable	989
Chase Credit Card	8,174
Changes in operating assets and liabilities:	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,162
Net cash provided by (used in) operating activities	(7,577)
Cash flows from financing activities	
Paid-In Capital Contributions	8,500
Net cash provided by (used in) financing activities	8,500
Net increase (decrease) in cash	923
Cash at beginning of the period	0
Cash at end of the period	$ 923



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

CARECARE PRO, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2023



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

1. NATURE OF OPERATIONS

CarCare Pro Inc. was founded in 2023, and incorporated in the state of Delaware. The financial statements of CarCare Pro, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Marietta, Georgia.

CarCare Pro, Inc. will hold the exclusive software agreement to sell subscriptions for protection software for automobiles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2023, there were no recorded receivables.

Inventories

Inventories are valued at the lower of cost or net realizable value. The Company does not intend to carry or build inventory.



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its software.

Cost of Sales

Costs of sales include the cost of labor, distribution services, excise tax, freight in, software development costs and supplies & overhead allocated to production.

Research and Development Costs

Costs incurred in the research and development of the Company's products are currently expensed as incurred. The company may elect to capitalize such expenses in the future.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3.   **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids. At this inception stage of the company there are no accounts payable or trade receivables, liabilities are one credit card and long-term debts are shareholder reimbursable expenses.



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with a par value of .0001. As of June 30, 2023, 8,000,000 common shares have been issued and are outstanding.

5.   DEBT

Loans

During the period presented, the Company has not entered into any loans or related debt.

6.   RELATED PARTY

The primary shareholders of the Company are also the primary shareholders of a separate company that has granted the Company an exclusive Right of Use for software that was previously developed, which software the Company intends to complete the development and market for sale.

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has no operating leases currently.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

The Company does not have any litigation at this time.

8.   SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.



SIMPSON & SIMPSON ACCOUNTING, LLC
CERTIFIED PUBLIC ACCOUNTANTS
Office #1: 110 Village Trail Suite 114 ● Woodstock, GA 30188
Office #2: 3355 Lenox Road Suite 750 ● Atlanta, GA 30326
Office: 678.353.3296 Direct: 678.925.5151 Fax: 678.802.6376
info@simpsonaccountingllc.com

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce financial resource to complete software updates and start the sale of subscriptions to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.